CHARRON FAVREAU, LLC

Unaudited Financial Statements For The Years Ended December 31, 2015 and 2014

February 8, 2017





Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Charron Favreau, LLC
Los Angeles, CA

I have reviewed the accompanying balance sheet of Charron Favreau, LLC as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 8, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CHARRON FAVREAU, LLC
BALANCE SHEET
DECEMBER 31, 2015 & 2014
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ASSETS

	2015	2014
CURRENT ASSETS		
Cash	$ (4,099)	$ 20,324
Accounts Receivable	31,424	25,775
Inventory	161,265	138,859
TOTAL CURRENT ASSETS	188,590	184,958
NON-CURRENT ASSETS		
Fixed Assets, Net	17,161	-
TOTAL NON-CURRENT ASSETS	17,161	-
TOTAL ASSETS	$ 205,750	$ 184,958

LIABILITIES AND MEMBERS' EQUITY

	2015	2014
CURRENT LIABILITIES		
Accounts Payable	23,439	11,159
Accrued Expenses	9,516	-
Line of Credit Payable	14,281	-
Loans from Members	102,767	-
TOTAL CURRENT LIABILITIES	150,003	11,159
MEMBERS' EQUITY		
Contributed Capital	415,000	415,000
Retained Earnings (Deficit)	(359,253)	(241,201)
TOTAL MEMBERS' EQUITY	55,747	173,799
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 205,750	$ 184,958

CHARRON FAVREAU, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014
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	2015	2014
Operating Income		
Sales	$ 261,248	$ 153,812
Cost of Goods Sold	(108,395)	(106,780)
Gross Profit	152,854	47,032
Operating Expense		
Outside Services	51,542	27,977
Rent	37,192	5,024
General and Administrative	26,008	9,905
Travel	25,003	31,785
Professional Fees	21,964	9,559
Management Fees	18,470	19,079
Shipping Expense	17,589	3,263
Supplies	12,964	3,663
Advertising	9,193	34,565
Meals and Entertainment	6,123	10,992
Repairs and Maintenance	5,771	-
Utilities	4,895	1,448
Insurance	3,766	2,657
Depreciation	867	-
	241,347	159,919
Net Income from Operations	(88,494)	(112,886)
Other Income (Expense)		
Interest Expense	(4,603)	-
State and Local Taxes	(800)	(800)
Net Income Before Provision for Income Tax	(93,897)	(113,686)
Net Income	$ (93,897)	$ (113,686)

CHARRON FAVREAU, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014
_____

	2015	2014
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (93,897)	$ (113,686)
Change in Payables	12,280	8,107
Change in Receivables	(5,649)	(22,529)
Change in Inventory	(22,406)	(138,859)
Net Cash Flows From Operating Activities	(109,672)	(266,967)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(18,028)	-
Depreciation	867	-
Net Cash Flows From Investing Activities	(17,161)	-
Cash Flows From Financing Activities		
Change in Members' Equity	(14,638)	285,000
Change in Line of Credit Payable	14,281	-
Change in Loans Payable	102,767	(700)
Net Cash Flows From Investing Activities	102,410	284,300
Cash at Beginning of Period	20,324	2,991
Net Increase (Decrease) In Cash	(24,423)	17,333
Cash at End of Period	$ (4,099)	$ 20,324

CHARRON FAVREAU, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015 AND 2014

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Charron Favreau, LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company produces distilled specialty beverages for retail sale. The Company's signature product is an aloe flavored liqueur called "Chareau."

The Company will conduct an equity crowdfund offering to commence during the first quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company allows sales on account to certain retail partners. Due to state and federal regulations associated with the sale of alcoholic beverages, management believes that losses on account are likely to be infrequent. No amount has been recorded in the statements to allow for losses on accounts receivable.

Inventory

The Company records inventory at historical cost. The Company's management believes that losses due to spoilage are likely to be rare, thus no amount has been recorded in the statements to allow for impairment to the Company's inventory.

CHARRON FAVREAU, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

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Fixed Assets

The Company capitalizes fixed assets with an original purchase price of $1,000 or more. Depreciation and amortization are calculated on a straight-line basis in accordance with management's estimate of the asset's useful life.

Sales

Sales are reported net of expense associated with promotional discounts which the Company shares with its distributors. Discounts amounted to $5,424.24 in 2014, and $21,404.37 in 2015.

Cost of Goods Sold

Cost of Goods Sold includes the cost of production for the Company's products, and the cost of freight and delivery to distributors or retail outlets. Freight expense included in Cost of Goods Sold amounted to $4,662.91 in 2014, and $2,000 in 2015.

Leases

In June of 2015, the Company entered into a three-year operating lease for its distilling facility. The lease term expires at the end of May, 2018. Future minimum payments under the lease subsequent to December 31, 2015 amount to $123,814.

Advertising Costs

The Company expenses advertising costs as incurred.

Management Fees

Management Fees consist of salary payments to the Company's founder in exchange for his services managing the Company's day to day operations.

Notes Payable

In March of 2015, the Company gave a note payable ("the Note") in exchange for $100,000 in operating capital. The Note is payable in monthly installments beginning on May 1, 2015, and accrues interest at the rate of 10% per annum.

Line of Credit Payable

In November of 2015, the Company opened a line of credit for the purpose of financing operations. The line of credit was paid in full during Fiscal Year 2016.

Income Taxes

The Company is subject to filing requirements in the federal jurisdiction of the United States, but is not a taxpaying entity. All items of income and expense are allocated to the members and reported with their personal returns. The Company's 2014 federal information filing will be subject to inspection by the Internal Revenue Service until 2018. The Company's 2015 federal information filing will be subject to inspection by the Internal Revenue Service until 2019.

CHARRON FAVREAU, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

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The Company is subject to franchise tax in the State of California. The Company's 2014 tax filing for the State of California will be subject to inspection by that State until expiration of the statutory period of limitations in 2019. The Company's 2015 tax filing for the State of California will be subject to inspection until 2020.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 8, 2017, the date that the financial statements were available to be issued.